

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Charles Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue, No. 124
Silver Spring, MD 20910

> **Re: BTCS Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2024**
> **File No. 333-277065**

Dear Charles Allen:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1. Please revise to disclose the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period. Refer to Instruction 7 to the General Instruction I.B.6 of Form S-3.

General

2. Please confirm your understanding that we will not be in a position to declare your registration statement effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the registration statement, please make corresponding revisions to all affected disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets